BHP Billiton Limited
BHP Billiton Centre 180 Lonsdale Street
Melbourne Victoria 3000 Australia
GPO Box 86
Melbourne Victoria 3001 Australia
Tel +61 1300 55 47 57 Fax +61 3 9609 3015 bhpbilliton.com

April 26, 2013

VIA EDGAR

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Re:	BHP Billiton Limited and BHP Billiton PLC

Form 20-F for the Fiscal Year Ended June 30, 2012

Filed September 18, 2012

File Nos. 001-09526 and 001-31714

Dear Ms. Jenkins:

Thank you for your further letter dated April 16, 2013 setting forth comments of the Staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) relating to the Form 20-F for the year ended June 30, 2012 of BHP Billiton Limited and BHP Billiton PLC (“BHP Billiton”) (File Numbers 1-09526 and 1-31714).

BHP Billiton’s response to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have included in this letter the caption and numbered comments from the Staff’s comment letter in bold, italicized text, and have provided our responses immediately below.

Form 20-F for the Fiscal Year Ended June 30, 2012

General

1.	You state in your response to comment 1 in our letter dated March 5, 2013 that you shipped $14.9 million of alumina to Iran in June 2010. Please tell us whether the alumina has military uses. If so, describe the military uses of which you are aware; tell us whether, to the best of your knowledge, understanding, and belief, it has been put to military uses by Iran; and discuss any such uses of which you are aware. In this regard, we note that alumina fibers are included in the Commerce Control List maintained by the U.S. Commerce Department’s Bureau of Industry and Security.

A member of the BHP Billiton Group, which is headquartered in Australia

Registered Office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia

ABN 49 004 028 077

The alumina we shipped to Iran in June 2010 was smelter grade, which is a globally traded commodity and is used for producing aluminium metal. We did not supply any alumina fibers or chemical grade alumina and, to our knowledge, smelter grade alumina does not itself have any military use. We are not aware that any of the smelter grade alumina that we supplied was processed into aluminium metal for military uses.

2.	You state in your response to comment 2 in our letter dated March 5, 2013 that you consider your contacts with Iran to be qualitatively immaterial. Please tell us the reasons for your conclusions.

In reaching the conclusion expressed in our prior letter, we considered a number of factors, including the following:

•

We believe that reasonable investors would take into account the nature of our contact with Iran, in addition to the location and identity of our counterparty. In this regard, we note that our sale to the Iranian counterparty consisted of a lawfully executed transaction at market price of a bulk commodity that is widely available on world markets from numerous suppliers. Further, we have had no dealings with the military or state security apparatus of Iran.

•	Our shareholder base is global, and our analysis suggests that a significant majority of our shares are beneficially owned by shareholders located outside of the United States.

•

To our knowledge, our past contacts with Iran have not resulted in adverse effects to our reputation or the price or value of our securities. Given that, to our knowledge, we have had no contact with Iran since August 2010, we do not believe that such contact constitutes a material investment risk for our security holders or constitutes a matter that a reasonable investor would deem important in making an investment decision in BHP Billiton.

•

We have an extensive investor relations outreach program, our annual general meetings provide an unlimited opportunity for shareholders to ask questions of the board and management and, of course, our security holders are free to contact us at any time with their concerns. We believe that if our investors had significant concerns about BHP Billiton engaging in commercial dealings with particular countries, either in the past or at present, it would become apparent to us through these mechanisms. We do not see evidence that any significant portion of our global investor base would regard our past dealings with Iran as important in making an investment decision.

BHP Billiton acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that BHP Billiton may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience. Please contact me (telephone 61 3 9609 3821) if you wish to discuss the information provided in this response.

Very truly yours,

/s/ Nigel Chadwick
Nigel Chadwick
Head of Group Reporting and Taxation

cc:	Ms. Joanna Lam

Mr. John Archfield

(Securities and Exchange Commission)

Mr. Burr Henly

(Sullivan & Cromwell)